UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 1)*



NATURAL ALTERNATIVES INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

638842302

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 _ Rule 13d-1(b)

 X Rule 13d-1(c)

 _ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP No. 638842302

Schedule 13G








  1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

            Barbara B. Borg


  2.

Check the Appropriate Box if a Member of a Group (See Instructions). N/A.
(a)  _
(b)  _



  3.

SEC Use Only





  4.

Citizenship or Place of Organization

            United States







Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With


  5. Sole Voting Power


             360,502


  6. Shared Voting Power


            0


  7. Sole Dispositive Power

                  360,502



  8. Shared Dispositive Power


            0






  9.

Aggregate Amount Beneficially Owned by Each Reporting Person

                        360,502



10.

Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)


            N/A


11.

Percent of Class Represented by Amount in Row (9)


            5.28%


12.

Type of Reporting Person (See Instructions)

            IN












Item 1.











(a)

Name of Issuer

NATURAL ALTERNATIVES INTERNATIONAL, INC.





(b)

Address of Issuer's Principal Executive Offices

1185 Linda Vista Drive
San Marcos, California 92078






Item
2.











(a)

Name of Person Filing

Barbara B. Borg






(b)

Address of Principal Business Office or, if none, Residence


PO Box 2489
Amagansett, NY 11930





(c)

Citizenship

United States





(d)

Title of Class of Securities

Common Stock





(e)

CUSIP Number

638842302


Item
3.

If this statement is filed pursuant to subsection 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable






(a)

_

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).






(b)

_

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).






(c)

_

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).






(d)

_

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).






(e)

_

An investment adviser in accordance with
Section 240.13d-1(b)(1)(ii)(E);






(f)

_

An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);






(g)

_

A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);






(h)

_

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);






(i)

_

A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);






(j)

_

A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).






(k)

_

Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item
4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.





(a)

Amount beneficially owned:


           360,502

This number includes 10,600 held in a joint account with Betsy Avallone, Bonnie B. Krupinski and the Reporting Person. The Reporting Person does not have voting power or dispositive power over the shares held in such account and disclaims beneficial ownership thereof.

This number also includes 7,100 held by East Hampton Golf Club, Inc. The Reporting Person is an officer and owner of 20% of such corporation.
The Reporting Person does not have voting power or dispositive power over the shares held in such account and disclaims beneficial ownership thereof.







(b)

Percent of class:

5.28%













(c)

Number of shares as to which the person has:








(i)

Sole power to vote or to direct the vote:

            360,502









(ii)

Shared power to vote or to direct the vote:

     0








(iii)

Sole power to dispose or to direct the disposition of:

            360,502









(iv)

Shared power to dispose or to direct the disposition of:

     0





Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent
of the class of securities, check the following [   ].


Not Applicable.



Item 6.

Ownership of More than Five Percent on Behalf of Another Person.





Not Applicable.







Item 7.

Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.





Not Applicable




Item 8.

Identification and Classification of Members of the Group





Not Applicable


Item 9.

Notice of Dissolution of Group





Not Applicable



Item 10.

Certification




By signing below I certify that,
to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.




SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Barbara B. Borg
_________________________
Barbara B. Borg



Dated:  October 7, 2014